Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To the Administrator of

Mindspeed Technologies, Inc. Retirement Savings Plan:

We consent to the incorporation by reference in the Registration Statements (File Nos. 333-183122 and 333-106148) on Form S-8 of Mindspeed Technologies, Inc. of our report dated June 27, 2013 resulting from our audits of the statements of net assets available for benefits of Mindspeed Technologies, Inc. Retirement Savings Plan as of December 31, 2012 and December 31, 2011, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule entitled Schedule H, line 4i-Schedule of Assets (held at end of year) as of December 31, 2012, which report appears in the December 31, 2012 annual report on Form 11-K of Mindspeed Technologies, Inc. Retirement Savings Plan.

/s/ Squar, Milner, Peterson, Miranda & Williamson, LLP

Newport Beach, California

June 27, 2013